UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2006
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

GMX RESOURCES INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

38011M108

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 38011M108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William C. Newton ("WCN") Gloria A. Newton ("GAN")

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ Husband/Wife

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power WCN = 900,000(1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power WCN = 900,000(1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person WCN = 900,000(2) GAN = 900,000(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ (3)

11.	Percent of Class Represented by Amount in Row (9) WCN = 8.7%(4) GAN = 8.7%(4)

12.	Type of Reporting Person (See Instructions) WCN = IN GAN = IN

(1)                                  Includes 25,000 shares held by the Newton Discretionary Trust, of which WCN is the sole trustee; and 875,000 shares held by Newton Investment Partners, of which WCN is the managing partner.

(2)                                  Amount reported represents the aggregate amount beneficially owned jointly by WCN and GAN, husband and wife.

(3)                                  Amount beneficially owned excludes 7,000 shares held by the Newton 2000 Grandchildren’s Trust, as to which WCN and GAN disclaims beneficial ownership.

(4)                                  Percentage reported represents the aggregate percentage beneficially owned jointly by WCN and GAN, husband and wife.

CUSIP No. 38011M108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Newton Investment Partners ("NIP") (83-0324379)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 875,000(1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 875,000(1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person NIP = 875,000(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ (3)

11.	Percent of Class Represented by Amount in Row (9) NIP = 8.5%(4)

12.	Type of Reporting Person (See Instructions) NIP = PN

(1)                                  Sole voting and dispositive power vested with managing partner, currently WCN.

(2)                                  Amount reported included in number of shares of stock reported as beneficially owned jointly by WCN and GAN.

(3)                                  Amount beneficially owned excludes 7,000 shares held by the Newton 2000 Grandchildren’s Trust, as to which WCN, GAN and NIP each disclaim beneficial ownership.

(4)                                  Percentage calculated including all shares of stock reported as beneficially owned jointly by WCN and GAN.

Item 1.
	(a)	Name of Issuer GMX RESOURCES INC
	(b)	Address of Issuer’s Principal Executive Offices ONE BENHAM PLACE 9400 NORTH BROADWAY, SUITE 600 OKLAHOMA CITY, OK 73114

Item 2.
(a)

Name of Person Filing
William C. Newton ("WCN")

Gloria A. Newton ("GAN")

Newton Investment Partners ("NIP")

WCN, GAN and NIP are filing this Statement on Schedule 13G jointly pursuant to Rule 13d-1(k)(1). Attached to this statement as Exhibit A is the Joint Filing Agreement of WCN, GAN and NIP pursuant to Rule 13d-1(k)(1) (iii).

	(b)	Address of Principal Business Office or, if none, Residence c/o NOTWEN CORPORATION 660 EAST BROADWAY Jackson Hole, Wyoming 83001
	(c)	Citizenship WCN and GAN: United States of America NIP: Wyoming
	(d)	Title of Class of Securities Common Stock, $0.001 par value
	(e)	CUSIP Number 38011M108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership
(a) Amount beneficially owned: WCN = 900,000(1)(2) GAN = 900,000(1)(2) NIP = 875,000(2)
(b) Percent of class: WCN = 8.7% GAN = 8.7% NIP = 8.5%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote WCN = 900,000(1)(2) NIP = 875,000(2)(3)
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of WCN = 900,000(1)(2) NIP = 875,000(2)(3)
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

(1)                                  Includes 25,000 shares held by the Newton Discretionary Trust, of which WCN is the sole trustee; and 875,000 shares held by Newton Investment Partners, of which WCN is the managing partner.

(2)                                  Excludes 7,000 shares held by the Newton 2000 Grandchildren's Trust, as to which WCN, GAN and NIP each disclaim beneficial ownership.

(3)                                  Sole voting and dispositive power vested with managing partner, currently WCN.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2006
Date

/s/ WILLIAM C. NEWTON
William C. Newton

/s/ GLORIA A. NEWTON
Gloria A. Newton

Newton Investment Partners

By:	/s/ WILLIAM C. NEWTON
William C. Newton Managing Partner

EXHIBIT A

Joint Filing Agreement

William C. Newton, Gloria A. Newton and Newton Investment Partners (collectively, the "Parties" and individually a "Party") hereby agree that they shall file a single statement on Schedule 13G (as amended from time to time, the "Statement") with respect to their beneficial ownership of shares of Common Stock (the "Securities") of GMX Resources Inc., on behalf of and in satisfaction of the obligations of all Parties and that they shall amend the Statement from time to time as required by rules issued under the Securities Exchange Act of 1934, as amended.

Each Party represents and warrants that such Party is eligible to use Schedule 13G with respect to information regarding the Securities and agrees to assume responsibility for the timely filing of the Statement and any amendment thereto. Each of the Parties hereby assumes responsibility for the completeness and accuracy of the information concerning such Party contained in the Statement. No Party shall be responsible for the completeness and accuracy of the information contained in the Statement concerning any other Party, unless such Party knows or has reason to believe that such information is incomplete or inaccurate. The execution of the Statement, or amendments thereto, by a Party shall constitute a representation by such Party that the information concerning such Party contained therein is complete and accurate and such Party neither knows nor has any reason to believe that information concerning any other Party contained therein is either incomplete or inaccurate.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but taken together shall constitute one and the same instrument.

In Witness Whereof, the Parties have executed this Joint Filing Agreement this 13th day of February, 2006.

/s/ WILLIAM C. NEWTON
William C. Newton

/s/ GLORIA A. NEWTON
Gloria A. Newton

Newton Investment Partners

By:	/s/ WILLIAM C. NEWTON
William C. Newton Managing Partner